UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Ad hoc notification of Deutsche Telekom AG

Deutsche Telekom records net income in the first quarter of 2003

Group revenue increased by around 6.6 % to EUR 13.6 billion

•                  Net income in the first quarter was EUR 0.85 billion compared with a loss of EUR 1.8 billion in the same period last year; net income excluding special factors EUR 0.1 billion compared with a loss excluding special factors of EUR 1.4 billion

•                  Net debt at March 31 reduced to EUR 56.3 billion compared with EUR 61.1 billion at the end of 2002

•                  EBITDA increased by almost 30 % to EUR 4.9 billion, EBITDA excluding special factors grew by 18 % to EUR 4.5 billion

•                  Considerable increase in EBITDA margin (adjusted for special factors) in all four divisions

•                  Net cash provided by operating activities increased by 38% to EUR 3.1 billion; free cash flow increased almost sixfold to approximately EUR 2 billion

•                  Target for EBITDA (adjusted for special factors) for full financial year reset from previous range of EUR 16.7 to 17.7 billion to new range of EUR 17.2 to 17.7 billion.

Deutsche Telekom made considerable progress in the first quarter of 2003 in increasing EBITDA and reducing debt. Group revenue increased in the first quarter by 6.6 % compared with the same period last year from EUR 12.8 billion to EUR 13.6 billion. Group EBITDA increased disproportionately by 29.7 % from EUR 3.8 billion to EUR 4.9 billion. EBITDA adjusted for special factors also increased on a proportional basis more than revenue, by 18.4 % from EUR 3.8 billion to EUR 4.5 billion.

In the first quarter of 2003, the Deutsche Telekom Group recorded net income of EUR 0.85 billion compared with a loss of EUR 1.8 billion in the same period last year. This increase is a result of a considerable increase in EBITDA as well as positive tax effects and the sale of shareholdings. Adjusted for these special factors, Deutsche Telekom’s net income amounted to approximately EUR 0.1 billion compared with a loss adjusted for special factors of approximately EUR 1.4 billion.

All four Group divisions contributed to this increase in EBITDA. With almost stable revenue of EUR 7.5 billion, T-Com increased its EBITDA in the first quarter of 2003 by 15.4 % from EUR 2.5 billion to EUR 2.9 billion. EBITDA excluding special factors increased by 7.2 % to EUR 2.7 billion. T-Systems achieved a 2.8 % growth in revenue to almost EUR 2.6 compared with EUR 2.5 billion and increased EBITDA by 42.6 % to EUR 368 million compared with EUR 258 million in the same period last year. EBITDA (excluding special factors) increased by 10.9 % to EUR 286 million. Revenue in the T-Mobile division increased by 18.9 % to EUR 5.3 billion compared with EUR 4.5 billion in the first quarter 2002. EBITDA increased by 25 %to EUR 1.5 billion compared with EUR 1.2 billion in the same period last year. As was the case at T-Online, T-Mobile’s EBITDA does not include any special factors. T-Online’s revenue increased by 21.6 % from EUR 366 million to EUR 445 million and EBITDA increased from EUR -14 million to a positive figure of EUR 75 million.

This data reflects not only the increase in revenue but also considerable progress in efficiency of approximately EUR 0.4 billion on a quarterly basis as part of Deutsche Telekom’s program to reduce debt and improve efficiency.

The Group’s net debt was significantly reduced by approximately EUR 4.8 billion or 7.9 % from EUR 61.1 billion at the end of 2002 to EUR 56.3 billion at March 31, 2003. This was a result of the sale of non-strategic assets as well as the free cash flow of EUR 2.0 billion achieved in the first quarter of 2003 compared with EUR 0.3 billion in the first quarter of 2002. Of the assets sales announced in November of last year as part of the 6+6 program, EUR 4.4 billion were realized or contractually agreed by the end of the first quarter. When the proceeds from the reduction of Deutsche Telekom’s stake in MTS announced in April 2003 are included, the proceeds from asset sales already realized or agreed currently amount to around EUR 4.9 billion.

Deutsche Telekom continues to be confident that it will achieve the year-end goal of decreasing its net debt to three times the Group EBITDA (excluding special factors) expected for the year 2003. In view of the progress made in improving Group efficiency, the target announced for EBITDA (excluding special factors) has been adjusted from the previous range of EUR 16.7 to 17.7 billion to a new range of EUR 17.2 to 17.7 billion. However, this will not change the targeted reduction of net debt.

Deutsche Telekom has changed its reporting from the total-cost method previously used to the cost-of-sales method starting in the first quarter 2003. In addition, there have been some adjustments in the allocation of revenue to the Group’s four divisions. An explanation of the changes and the adjusted data for the individual quarters of the past year and a reconciliation to pro forma figures can be found on Deutsche Telekom’s website at www.telekom.de under Investor Relations. This change in reporting has no influence on Group revenue or net income.

Included are also forward-looking statements regarding the planned development of EBITDA and the achievement of targets in the debt reduction program which reflect the current views of the Deutsche Telekom management. Such statements are subject to risks and uncertainties which were described in Form 20-F recently submitted to the U.S. Securities and Exchange Commission. If these risks or uncertainties materialize or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Forward-Looking Statements.

This Report, including without limitation the chapter titled “Outlook”, contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project” and “should “ and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom’s control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom’s acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom’s debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from disposals; the development of Deutsche Telekom’s cost reduction initiatives, including in the area of personnel reduction; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in Deutsche Telekom’s most recent Annual Reports on Form 20-F by Deutsche Telekom filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten Title: Vice President

Date: May 16, 2003